Exhibit 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

March 30, 2011 / This management discussion and analysis (MD&A) for the year ended December 31, 2010 should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010 and the related notes thereto. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A and our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the financial statements are described below in the section “Differences between U.S. and Canadian GAAP”. All amounts are expressed in Canadian dollars unless otherwise indicated. Unless the context otherwise requires, all references to “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, including all of its subsidiaries. Additional information relating to Tekmira, including the Company’s March 30, 2011 Annual Information Form and Short Form Base Shelf Prospectus dated November 4, 2010 is available at the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this MD&A include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees (we have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles); the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease; Tekmira’s expectations with respect to existing and future agreements with third parties; estimates that the reduction in Roche revenue to be replaced by increased revenue from the TKM-Ebola contract and formulations made for BMS; statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam; the nature, scope and quantum of damages sought by Tekmira from Alnylam; measures taken to ensure that Tekmira can pursue the litigation with Alnylam without interruption to Tekmira’s core business activities; estimates and scope of Tekmira’s financial guidance and expected cash runway in light of the litigation with Alnylam; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this MD&A, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; FDA approval of Tekmira’s products; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam; based on the conduct of Alnylam, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the sufficiency of budgeted capital expenditures

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to develop and obtain regulatory approval for its products; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; the reduction in Roche revenue may not be replaced in the quantity anticipated or at all; the final outcome of the litigation with Alnylam is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

United States share listing

On November 15, 2010, Tekmira’s common shares began to trade on the NASDAQ Capital Market. This listing is in addition to the Company’s listing on the Toronto Stock Exchange.

We believe a U.S. listing broadens Tekmira’s exposure to leading North American health care investors and many of our collaborators and partners are listed in the United States.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

In order to meet the NASDAQ’s share listing requirement of a US$4.00 minimum share price, on November 4, 2010, Tekmira completed a consolidation of its common shares whereby five old common shares of Tekmira were exchanged for one new common share of Tekmira. All references to common shares, average number of common shares outstanding, per share amounts and options in this MD&A have been restated to reflect the common share consolidation on a retroactive basis.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our collaboration partners’ products and are developing an Ebola antiviral product (TKM-Ebola) under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary lipid nanoparticle (LNP) technology for the delivery of small interfering RNA (siRNA). We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles. These products are intended to treat diseases through a process known as RNA interference which prevents the production of proteins that are associated with various diseases. We have rights under Alnylam Pharmaceuticals, Inc.’s (Alnylam) RNAi intellectual property to develop eight RNAi therapeutic products.

Our most advanced internal product candidates are

•	TKM-ApoB (formerly ApoB SNALP), for the treatment of high cholesterol;

•	TKM-PLK1 (formerly PLK1 SNALP), for the treatment of cancer; and

•	TKM-Ebola (formerly Ebola SNALP), for the treatment of Ebola infection.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (Roche), Regulus Therapeutics, Inc. (Regulus) (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government through their TMT program and other undisclosed pharmaceutical and biotechnology companies. Outside the RNAi field, we have legacy licensing agreements with Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) and Aradigm Corporation.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB (formerly known as ApoB SNALP). TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (VLDL), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA, designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the messenger RNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

TKM-PLK1

Our second internal siRNA product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

On December 22, 2010 we announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial will enroll up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response as well as the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with leading infectious disease researchers from the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) and funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. The results, which were published in the prominent medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the U.S. Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. The initial phase of the contract, which is funded under a TMT program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide us with up to US$140.0 million in funding for the entire program.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

Expansion of intellectual property portfolio

On November 22, 2010 we announced that the United States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) had issued key patents covering elements of our leading lipid nanoparticle technology.

The EPO granted claims (European Patent No. 1 519 714 B1) covering our proprietary manufacturing process and apparatus for the production of lipid nanoparticles. Our manufacturing process is a proprietary method that is robust, scalable and highly reproducible. This process has been reviewed by multiple international regulatory agencies for the production of LNPs used in several ongoing human clinical trials.

The USPTO granted claims (U.S. Patent No. 7,807,815) covering the identification and modification of siRNA sequence motifs responsible for immune stimulation. This case is the first in a series of patent filings we have made covering methods of mitigating siRNA immune stimulation through chemical modification. This intellectual property is based on research by our scientists on the sequence-dependent stimulation of the innate immune response by nucleic acids, including siRNA.

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics. This agreement only covered intellectual property owned before Tekmira’s business combination with Protiva Biotherapeutics, Inc. (Protiva) on May 30, 2008.

As a result of the business combination with Protiva on May 30, 2008 we acquired a Cross-License Agreement (Alnylam Cross-License) between Protiva and Alnylam, dated August 14, 2007. The Cross-License grants Alnylam non-exclusive access to Protiva’s intellectual property and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired on August 13, 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

On August 21, 2007, under the Alnylam Cross-License, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira TKM-PLK1 project and contribute 50% of product development costs and share equally in any future product revenues. Alnylam has until the start of a Phase 2 clinical trial of the TKM-PLK1 project to exercise their opt-in right. If Alnylam chooses to opt into the TKM-PLK1 project the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

We are eligible to receive up to US$16.0 million in milestones from Alnylam for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. The impact of the Alnylam agreements, including contract manufacturing services, on our results of operations is covered further in the Revenue section of this MD&A.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets (three exclusive and five non-exclusive licenses). Licenses for three targets, ApoB, PLK1 and Ebola, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on four of the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program) and no milestone obligations on the three exclusive licenses.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. Interim ALN-VSP data were presented at the 2010 Annual Meeting of the American Society of Clinical Oncology (ASCO) in May 2010 and at the Chemotherapy Foundation Symposium in November 2010. Alnylam expects to report additional clinical data in the second quarter of 2011.

Alnylam are advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. On July 7, 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01 which triggered a US$0.5 million milestone payment to us and Alnylam expects to report data from this trial in the third quarter of 2011.

Under a manufacturing agreement (Alnylam Manufacturing Agreement) dated January 2, 2009, we continue to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize our technology. Alnylam are paying for the provision of staff and for external costs incurred. Under the Alnylam Manufacturing Agreement there is a contractual minimum of $11.2 million payable by Alnylam for the three years from 2009 to 2011.

On March 16, 2011, we announced the filing of a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (Roche Research Agreement) dated February 11, 2009. Work under the Roche Research Agreement was completed in the first half of 2009.

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development Agreement) that provides for product development up to the filing of an IND by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement Roche is paying for the provision of our staff and for external costs incurred up to US$8.8 million, for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application. We are recognizing revenue from this agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates is being recorded in the period that Roche is invoiced for those costs.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. Recognition of revenue from the Roche Product Development Agreement is covered in the Revenue section of this MD&A.

Merck & Co., Inc. (Merck) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

Bristol-Myers Squibb Company (BMS) research agreement

On May 10, 2010 we announced the expansion of our research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest. BMS will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. BMS paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement. BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets. Recognition of revenue from agreements with BMS is covered in the Revenue section of this MD&A.

U.S. Army Medical Research Institute for Infectious Diseases (USAMRIID) research agreement

In 2005 we signed a five-year research agreement with the USAMRIID to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. In 2010 we received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Government under the TMT program as discussed above.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, will support work at Tekmira and the UTMB.

Takeda Pharmaceutical Company Limited (Takeda) research agreement

We have an ongoing research agreement with Takeda signed on December 26, 2008.

In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus additional royalties on each Takeda product that uses our technology.

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo® (Optisomal Vincristine), AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to certain of our contingent creditors in full settlement of a contingent obligation - see “Off-Balance Sheet Arrangements.” We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Talon. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. Talon intends to submit a New Drug Application for Marqibo in the first half of 2011.

Aradigm Corporation (Aradigm) license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

our technology. In addition, we are entitled to royalties on any product revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition and stock-based compensation. These accounting policies require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Areas where critical accounting estimates are made include revenue recognition and amounts recorded as stock-based compensation. Our critical accounting estimates affect our net loss calculation.

Revenue Recognition / Our primary sources of revenue have been derived from research and development collaborations and contracts, and licensing fees comprised of initial fees and milestone payments. Payments received under research and development agreements and contracts, which are non-refundable, are recorded as revenue as services are performed and as the related expenditures are incurred pursuant to the agreement, provided collectability is reasonably assured. Revenue earned under research and development manufacturing collaborations where we bear some or all of the risk of a product manufacture failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations and contracts where we do not bear any risk of product manufacture failure is recognized in the period the work is performed. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our involvement as we fulfill our obligations under our agreements. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

The revenue that we recognize is a critical accounting estimate because of the volume and nature of the revenues we receive. Some of the research, development and licensing agreements that we have entered into contain multiple revenue elements that are to be recognized for accounting in accordance with our revenue recognition policy. We need to make estimates as to what period the services will be delivered with respect to up-front licensing fees and milestone payments received because these payments are deferred and amortized into income over the estimated period of our ongoing involvement. The actual period of our ongoing involvement may differ from the estimated period determined at the time the payment is initially received and recorded as deferred revenue. This may result in a different amount of revenue that should have been recorded in the period and a longer or shorter period of revenue amortization. When an estimated period changes we amortize the remaining deferred revenue over the estimated remaining time to completion. The rate at which we recognize revenue from payments received for services to be provided under research and development agreements depends on our estimate of work completed to date and total work to be provided. The actual total services provided to earn such payments may differ from our estimates.

Our revenue for 2010 was $21.4 million (2009 - $14.4 million) and deferred revenue at December 31, 2010 was $4.1 million (December 31, 2009 - $1.2 million).

Stock-based compensation / The stock based compensation that we record is a critical accounting estimate due to the value of compensation recorded, the volume of our stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and directors using the fair value method. We must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the expense for stock option forfeitures and cancellations. We use the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions, including the expected life of the option and expected volatility of the stock, be estimated at the time that the options are issued. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations. We make an estimate for stock option forfeitures at the time of grant and revise this estimate in subsequent periods if actual forfeitures differ. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock option. We amortize the fair value of stock options using the straight-line method over the vesting period of the options, generally a period of three years for employees and immediate vesting for directors.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

We recorded stock compensation expense in 2010 of $0.7 million (2009 - $0.3 million).

DIFFERENCES BETWEEN UNITED STATES OF AMERICA AND CANADIAN GAAP

Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) and for fiscal 2010 interim periods we provided a supplemental reconciliation to United States (U.S.) GAAP. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also U.S. Securities and Exchange Commission (SEC) registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in our December 31, 2010 consolidated financial statements and in this MD&A has been recast to reflect our results as if we had historically reported in accordance with U.S. GAAP. These policies are consistent with Canadian GAAP in all material respects for Tekmira except, under Canadian GAAP, the in-process research and development acquired from Protiva on May 30, 2008 would be recorded on our Balance Sheet as intangible assets and would be amortized over its estimated useful life of 16 years. Under U.S. GAAP, the in-process research and development acquired from Protiva was expensed at the time of acquisition as it has no alternative future use. The impact of this difference for years ended and as at December 31, 2008, 2009 and 2010 is described in note 14 to the consolidated financial statements. The impact of this difference on our 2010 and 2009 quarterly results is as follows:

(in millions Cdn$ except per share data) - unaudited

	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net loss, U.S. GAAP	$(4.2)	$(4.0)	$(2.4)	$(1.9)
Adjustment for in–process research and development	(0.3)	(0.3)	(0.3)	(0.3)

Net loss, Canadian GAAP	(4.4)	(4.2)	(2.7)	(2.1)
Basic and diluted loss per common share, Canadian GAAP	$(0.43)	$(0.41)	$(0.26)	$(0.20)

	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Net loss, U.S. GAAP	$(1.8)	$(2.0)	$(2.6)	$(2.4)
Adjustment for in–process research and development	(0.3)	(0.3)	(0.3)	(0.3)

Net loss, Canadian GAAP	(2.1)	(2.3)	(2.8)	(2.6)
Basic and diluted loss per common share, Canadian GAAP	$(0.20)	$(0.22)	$(0.27)	$(0.25)

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. We do not expect the adoption of this pronouncement to have a material impact on our financial condition, results of operations or cash flows.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. We are currently evaluating this new consensus.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. We do not expect the adoption of this pronouncement to have a material impact on our financial condition, results of operations or cash flows.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial information for our 2010, 2009 and 2008 fiscal years:

(in millions of Cdn$ except per share date)	2010	2009	2008

Total revenue	$21.4	$14.4	$11.7
Research, development, collaborations and contracts expenses	22.1	17.8	16.1
General and administrative expenses	4.8	4.2	4.4
Termination and restructuring expenses	—	—	3.2
Depreciation of property and equipment	1.0	1.0	0.8
In-process research and development acquired from Protiva	—	—	16.3
Loss on purchase and settlement of exchangeable and development notes	6.0	—	—
Other income (losses)	0.1	(0.3)	(0.9)
Total (loss)	(12.4)	(8.8)	(29.9)
Basic and diluted (loss) per share	(1.20)	(0.85)	(3.69)

Total assets	21.0	29.3	36.9
Total liabilities	10.3	6.8	4.9
Deficit	(248.9)	(236.5)	(226.7)
Total stockholders’ equity	$10.7	$22.5	$32.0

The factors that have caused period to period variations in our revenues, expenses and loss per year between 2010 and 2009 are explained in detail in Results of Operations. There were a number of factors contributing to changes in our results from 2008 to 2009 such as one time 2008 expenses linked to the acquisition of Protiva and a loss due to the impairment of goodwill.

Looking at collaborations revenue, the expiration of our research collaboration with Alnylam in August 2009 has been offset by expansion of manufacturing services provided to Alnylam and the expansion of our collaboration with Roche. Licensing fees and milestone payments revenue was lower in 2009 as compared to 2008 as up-front payments from Alnylam were fully amortized into revenue by the end of 2008 and the only 2009 receipt was an Alnylam milestone payment of $0.6 million.

Research, development, collaborations and contracts expenses increased to $17.8 million in 2009 as compared to $16.1 million in 2008 due, in part, to the following factors:

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

•	As a result of the business combination with Protiva completed on May 30, 2008, the level and cost of our research and development activities generally increased.

•	With the business combination our intellectual property portfolio and related expenses expanded.

•

Spending on our TKM-ApoB program was significantly higher in 2008 as compared to 2009. In 2008 we took TKM-ApoB through preclinical toxicology studies and the manufacture of drug product for human clinical trials. In 2009 our TKM-ApoB program moved into a Phase 1 clinical trial.

•	In 2009 TKM-PLK1 spending increased significantly over 2008 as we commenced preclinical toxicology studies and the manufacture of human clinical trial drug product.

•

Costs incurred in support of our collaborators were higher in 2009 as we manufactured a number of Alnylam products that utilize our LNP technology and in May 2009 our collaboration with Roche expanded into product development.

•

Research and development wage expenses increased significantly following the business combination on May 30, 2008 and continued to be higher in 2009 as staffing levels were maintained to support our two lead internal programs and two major collaborative partners, Alnylam and Roche. However, research and development total compensation expenses in 2008 were unusually high as stock based compensation was $0.3 million in 2009 as compared to $1.8 million in 2008. In 2008 our Board approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva.

Our 2008 termination and restructuring expenses were $3.2 million. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

The in-process research and development acquired through the business combination with Protiva in May 2008 was expensed at the time of acquisition as it has no alternative future use.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data) - unaudited

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Revenue
Collaborations and contracts:
Alnylam	$2.4	$2.2	$2.2	$2.0	$0.9	$1.4	$1.8	$2.1
U.S. Government	—	—	—	—	—	—	1.2	2.4
Roche	0.4	1.0	1.0	2.4	1.3	0.9	0.7	1.7
Other	0.1	—	0.1	0.1	0.3	—	0.3	—

	2.9	3.2	3.3	4.5	2.5	2.3	3.9	6.2
Alnylam licensing fees and milestone payments	—	0.6	—	—	—	—	0.5	—
Talon license amendment payment	—	—	—	—	—	—	5.9	—

Total revenue	2.9	3.8	3.3	4.5	2.5	2.3	10.4	6.2

Net loss	(1.8)	(2.0)	(2.6)	(2.4)	(4.2)	(4.0)	(2.4)	(1.9)

Basic and diluted net loss per share	$(0.18)	$(0.19)	$(0.25)	$(0.23)	$(0.40)	$(0.38)	$(0.24)	$(0.18)

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006, our Roche partnership which was expanded in May 2009 and our contract with the U.S. Government to advance TKM-Ebola which began in July 2010.

We had a collaborative research agreement with Alnylam that was completed in August 2009. In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2009, Q4 2009, Q3 2010 and Q4 2010 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment. In Q1 2010 Alnylam revenue was relatively low as fewer batches were requested for manufacture.

In Q3 2010 we began to earn revenue under a contract with the U.S. Government to develop TKM-Ebola.

Revenue from our Roche collaboration increased throughout 2009 to $2.4 million in Q4 2009 when we manufactured a number of drug batches. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The balance of Roche deferred revenue, except for a provision for the stability study work, was brought into income in Q4 2010.

In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

Also in Q3 2010 we received a $5.9 million license amendment payment from Talon. The $5.9 million was then paid to contingent creditors (see Off-balance sheet arrangements – Debt retirement) so is also included as an “other loss” in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

services, the development stage of the TKM-Ebola contract and the timing of licensing payments and milestone receipts.

Net losses from Q3 2009 to Q2 2010 generally increased due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In particular, in Q1 and Q2 2010, we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Net losses in the second half of 2010 are generally lower than the first half of 2010 as revenues increased significantly.

Fourth quarter of 2010 / Our Q4 2010 net loss was $1.9 million ($0.18 per common share) as compared to a net loss of $2.4 million ($0.23 per common share) for Q4 2009. The primary reason for the decrease in net losses is a greater increase in revenues than expenses. Quarterly revenue trends are discussed above.

Research, development, collaborations and contracts expenses increased to $6.6 million in Q4 2010 as compared to $5.3 million in Q4 2009. In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee. Research, development, collaborations and contracts expenses also increased as we hired more research and development staff to support our internal and partnered programs.

General and administrative expenses increased to $1.2 million in Q4 2010 from $1.1 million in Q4 2009. The increase largely relates to professional and listing fees for our NASDAQ share listing.

RESULTS OF OPERATIONS

Year ended December 31, 2010 compared to the year ended December 31, 2009

For the fiscal year ended December 31, 2010, our net loss was $12.4 million ($1.20 per common share) as compared to a net loss of $8.7 million ($0.85 per common share) for 2009.

The primary reason for the increase in net losses is increased research, development, collaborations and contracts spending across our internal and partnered programs. Also, in 2010, we have incurred professional and listing fees for our NASDAQ listing.

Revenue / Revenue was $21.4 million in 2010 as compared to $14.4 million in 2009. In Q3 2010 we received a $5.9 million license fee amendment payment from Talon which was subsequently paid on to contingent creditors and is further explained in Off-Balance Sheet Arrangements below. Revenue streams from our ongoing collaborations and contracts changed significantly in 2010 as discussed below.

Revenue is detailed in the following table:

(in millions Cdn$)	2010	2009
Collaborations and contracts
Alnylam	$6.3	$8.8
U.S. Government	3.6	—
Roche	4.5	4.8
BMS	0.2	0.2
Other RNAi collaborators	0.4	—

Total collaborations and contracts	14.9	13.8
Alnylam milestone payments	0.5	0.6
Talon license amendment payment	5.9	—

Total revenue	$21.4	$14.4

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

Agreement.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million.

In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of Phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee. The cost of equipment purchased for the contract, and revenue from the reimbursement of that cost, is initially recorded as deferred costs and revenue and is then amortized to the income statement over the expected contract period.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. As at December 31, 2010, we have retained a deferred revenue balance of $0.04 million to cover a small amount of stability study work to be completed for Roche. The balance of Roche deferred revenue was brought into income in 2010.

We earned $0.8 million in collaborations revenue during the first half of 2009 for work under a separate Roche Research Agreement that ended in June 2009.

BMS revenue / BMS revenue in 2009 and 2010 relates to a research collaboration agreement. In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the next four years. Revenue from this agreement will be recognized as batches are produced. No batches have yet been produced under the new BMS agreement so deferred revenue as at December 31, 2010 includes $3.2 million in this respect.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Talon license amendment payment / On September 20, 2010, the license agreement with Talon was amended such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Talon has been paid on to contingent creditors in full settlement of a contingent obligation - see

“Off-Balance Sheet Arrangements.” We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

Revenue guidance for 2011 / Total collaborations and contracts revenues are expected to be higher in 2011 than

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

2010 levels. We expect the reduction in Roche revenue to be replaced by increased revenue from the TKM-Ebola contract and formulations made for BMS.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses increased to $22.1 million in 2010 as compared to $17.8 million in 2009.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

In 2010 we also incurred more reimbursable costs on our Alnylam collaboration as compared to 2009. Overall costs incurred on our TKM-PLK1, TKM-ApoB and other research and formulation development are at similar levels in 2009 and 2010.

Research, development, collaborations and contracts compensation expenses increased in 2010 as compared to 2009. This was due to increasing staff numbers and an increase in stock option expense in 2010. Our research and development staff numbers have increased to 82 at December 31, 2010 (total staff 92) as compared to 64 (total staff 78) at December 31, 2009. Ordinarily, we issue an annual grant of stock options to all staff and directors at the end of our fiscal year but due to a stock trading black-out our annual grant was delayed until Q1 2010. Our 2010 annual grant of stock options occurred as planned in December 2010. Typically, a portion of our stock options vest immediately so there is a peak in stock option expense in the period when options are granted.

Research, development, collaborations and contracts expenses guidance for 2011 / Total research, development, collaborations and contracts expenses are expected to increase in 2011 over the 2010 level as we incur more third party costs on the TKM-Ebola contract.

General and administrative / General and administrative expenses increased to $4.8 million in 2010 from $4.2 million in 2009. The increase in 2010 generally relates to professional and listing fees for our NASDAQ share listing.

General and administrative expenses guidance for 2011 / Total general and administrative expenses are expected to increase in 2011 over 2010 levels depending on expenses associated with our lawsuit against Alnylam.

Depreciation of property and equipment / Depreciation of property and equipment was steady at $1.0 million in 2010 and $1.0 million in 2009.

Loss on purchase and settlement of exchangeable and development notes / The $5.9 million license amendment payment and related $5.9 million loss on the purchase and settlement of exchangeable and development notes is discussed in the Overview and Off-balance sheet arrangements sections of this MD&A.

Other income (losses) / Interest income / Interest income was $0.1 million in 2010 and $0.2 million in 2009. The decrease is due to lower cash investment balances in 2010 as compared to 2009. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Other income (losses) / Foreign exchange gains (losses) / Foreign exchange losses were $0.01 million in 2010 as compared to $0.44 million in 2009. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. The US dollar to Canadian dollar exchange saw greater fluctuations in 2009 than in 2010. We have some US dollar denominated cash and receivables which provide a natural exchange rate hedge against our US dollar denominated payables and we keep our US dollar cash and investment balances to a working capital level to avoid exchange rate risk.

RESULTS OF OPERATIONS

Year ended December 31, 2009 compared to the year ended December 31, 2008

For the fiscal year ended December 31, 2009, our net loss was $8.7 million ($0.85 per common share, basic and fully diluted) as compared to a net loss of $29.9 million ($3.69 per common share, basic and fully diluted) for 2008.

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

There are a number of factors contributing to changes in our results in 2009 as compared to 2008 the largest of which was the expensing of in-process research and development acquired through the business combination with Protiva.

Revenue / Revenue was $14.4 million in 2009 as compared to $11.7 million in 2008. Looking at collaborations and contracts revenue, the expiration of our research collaboration with Alnylam in August 2009 has been offset by expansion of manufacturing services provided to Alnylam and the expansion of our collaboration with Roche. Licensing fees and milestone payments revenue is lower in 2009 as compared to 2008 as up-front payments from Alnylam were fully amortized into revenue by the end of 2008 and the only 2009 receipt was an Alnylam milestone payment of $0.6 million.

Revenue is detailed in the following table:

(in millions Cdn$)	2009	2008
Collaborations and contracts
Alnylam	$8.8	$6.1
Roche	4.8	0.1
Other RNAi collaborators	0.2	0.3
Talon	—	0.1

Total collaborations and contracts	13.8	6.6
Licensing fees and milestone payments from Alnylam	0.6	5.1

Total revenue	$14.4	$11.7

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for ALN-VSP, a product candidate that utilizes our LNP technology. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) that we received and recorded as revenue in 2009.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 they are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate.

We earned $0.9 million (US$0.8 million) in research and development collaborations revenue during the first half of 2009 for work completed under a separate Roche Research Agreement.

Other RNAi collaborators / We have research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb and Takeda.

Expenses / Research, development, collaborations and contracts / Research and development expenses increased to $17.8 million in 2009 as compared to $16.1 million in 2008 due, in part, to the following factors:

•	As a result of the business combination with Protiva completed on May 30, 2008, the level and cost of our research and development activities generally increased.

•	With the business combination our intellectual property portfolio and related expenses expanded.

•

Spending on our TKM-ApoB program was significantly higher in 2008 as compared to 2009. In 2008 we took TKM-ApoB through preclinical toxicology studies and the manufacture of drug product for human clinical trials. In 2009 our TKM-ApoB program moved into Phase 1 of clinical trials.

•	In 2009 TKM-PLK1 spending increased significantly over 2008 as we commenced preclinical toxicology

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

studies and the manufacture of human clinical trial drug product.

•

Costs marked up and passed through to our collaborators were higher in 2009 as we supported a number of Alnylam products that utilize our LNP technology and in May 2009 our collaboration with Roche expanded into product development.

•

Research and development wage expenses increased significantly following the business combination on May 30, 2008 and continued to be higher in 2009 as staffing levels were maintained to support our two lead internal programs and two major collaborative partners, Alnylam and Roche. However, research and development total compensation expenses in 2008 were unusually high as stock based compensation was $0.3 million in 2009 as compared to $1.8 million in 2008. In 2008 our Board approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva.

Our research, development and collaboration expenses and laboratory equipment costs are reported net of funding from USAMRIID of $0.8 million in 2009 and $0.2 million in 2008.

Our research and development staff numbers increased to 64 at December 31, 2009 (total staff 78) as compared to 61 (total staff 76) at December 31, 2008.

General and administrative / General and administrative expenses decreased to $4.2 million in 2009 as compared to $4.4 million in 2008. General and administrative expenses increased with the addition of Protiva expenses following the business combination on May 30, 2008. This increase in expenses fell off as the two businesses were integrated.

Termination and restructuring expenses / Termination and restructuring expenses were $nil in 2009 and $3.2 million in 2008. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

Depreciation of property and equipment / Depreciation of property and equipment was $1.0 million in 2009 as compared to $0.8 million in 2008. Our results from May 30, 2008 onwards include Protiva’s depreciation charges. Also, capital asset purchases and depreciation thereof has increased steadily in line with growth in the manufacturing side of our business.

In-process research and development acquired from Protiva / In-process research and development acquired through the business combination with Protiva in May 2008 was expensed at the time of acquisition as it has no alternative future use.

Other income (losses) / Interest income / Interest income was $0.2 million in 2009 as compared to $0.9 million in 2008. Our average cash, cash equivalent and short-term investment balances were at similar levels in 2009 and 2008 but average interest rates were significantly lower in 2009 as compared to 2008. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Impairment loss on goodwill / A down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that the fair value of goodwill arising from the acquisition of Protiva was nil and an impairment loss of $3.9 million, the full value of goodwill, was recorded in the Consolidated statement of operations and comprehensive loss.

Foreign exchange gains (losses) / Foreign exchange gains (losses) showed losses of $0.4 million in 2009 as compared to gains of $2.1 million in 2008. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. Conversely, foreign exchange losses in 2009 relate to the weakening of the US dollar as compared to the Canadian dollar.

Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

investment, and government contracts, grants and tax credits.

At December 31, 2010, we had cash and cash equivalents of approximately $12.3 million as compared to $24.4 million at December 31, 2009.

Operating activities used cash of $11.2 million in 2010 as compared to $5.5 million in 2009. Excluding changes in non-cash operations items, cash used in operating activities in 2010 was $10.7 million as compared to $7.2 million in 2009 due, largely, to increasing expenses as discussed earlier. Accounts receivable increased by $2.3 million in 2010 as a great deal of work was undertaken and invoiced for the TKM-Ebola U.S. Government contract towards the end of 2010. Deferred revenue increased by $3.0 million in 2010 primarily due to the $3.2 million May 2010 payment from BMS related to the signing of a new collaborative agreement as discussed earlier.

Investing activities used $0.8 million in cash in 2010 as compared to investing activities providing $4.0 million in cash in 2009. Proceeds from short-term investments were $5.7 million in 2009 as we moved maturing short-term investments into high interest saving accounts with a major Canadian bank. The high-interest savings account is classified as “cash and cash equivalents” in our balance sheet. Property and equipment cash outflows in both 2009 and 2010 relate largely to facility improvements and manufacturing equipment. In Q3 2010 we completed upgrades to our in-house clean room facility. Manufacturing in-house gives us more flexibility and more control over our manufacturing process and timelines. Net cash provided by financing activities was $0.03 million in 2010 as compared to $0.01 million 2009. The only financing activity in 2010 and 2009 was from the exercise of stock options.

We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the first quarter of 2012 (see Risks and uncertainties).

Contractual obligations

Our laboratory and office premises operating lease expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The lease includes a signing incentive payment. In accordance with our accounting policy the signing incentive payment is being amortized on a straight-line basis over the term of the lease.

Our minimum lease commitment, contracted sub-lease income and net commitment for lease and estimated operating costs, are as follows:

(in millions Cdn$)	Lease commitment	Sub-lease income	Net commitment
Year ended December 31, 2011	1.3	(0.2)	1.1
Year ended December 31, 2012	1.3	(0.2)	1.1
Year ended December 31, 2013	1.3	—	1.3
Year ended December 31, 2014	0.7	—	0.7

	$4.6	$(0.4)	$4.2

We also have collaborative arrangements that require us to undertake certain research and development work as further explained elsewhere in this discussion.

Off-Balance Sheet arrangements

Debt retirement / We had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby we retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the license agreement with Talon we signed a Waiver and Release with contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22.8 million. As per the terms of the Waiver and Release we paid the Former Noteholders $5.9 million (US$5.75 million) in full settlement of the contingent obligation and we included this in our 2010 other income (losses) as loss on purchase and settlement of exchangeable and development notes. We now have no further obligation to the Former Noteholders and we will retain any future milestones or royalties received from Talon.

Protiva promissory notes / On March 25, 2008, our subsidiary, Protiva, declared dividends totaling US$12.0 million. The dividend was paid by issuing promissory notes on May 23, 2008. Recourse for payment of the

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

promissory notes will be limited to our receipt, if any, of up to US$12.0 million in payments from a third party. We will pay these funds, if and when we receive them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company, the US$12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

RELATED PARTY TRANSACTIONS

Research, development, collaborations and contracts expenses in 2009 include $0.04 million of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (Ricerca) whose Chief Executive Officer, Mr. Ian Lennox, is also a director of the Company. We do not have any current contracts with Ricerca.

OUTSTANDING SHARE DATA

As of February 28, 2011, after effecting the five-old-for-one-new share consolidation, we had 10,338,704 common shares outstanding and we had outstanding options to purchase 1,422,388 common shares.

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Annual Information Form dated March 30, 2011 which can be found at www.sedar.com.

We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the first quarter of 2012. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs incurred on our lawsuit against Alnylam;

•	revenues earned from our collaborative partnerships, particularly Alnylam;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current economic downturn. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research

Management’s Discussion and Analysis (continued)	Tekmira – Q4 2010

or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in high interest saving accounts and bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at December 31, 2010 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CONTROLS AND PROCEDURES

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ending December 31, 2010 and have concluded that our disclosure controls and procedures are effective.

Our Chief Executive Officer and the Chief Financial Officer are also responsible for the design and effectiveness of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. They have evaluated our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believe them to be effective. They also concluded that there were no changes during 2010 that materially affected the Company’s internal control over financial reporting and disclosure controls and procedures.